

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 6, 2010

Mr. Graham Taylor
President and Chief Executive Officer
Magnus International Resources Inc.
280 Nelson Street Suite 115
Vancouver, BC, Canada V6B2E2

> **Re:** **Magnus International Resources Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 000-49961**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2009

Management's Discussion and Analysis, page 28

1. We note that in your discussion of liquidity and capital resources, you state that "Major cash commitments in the next fiscal year are related to your proposed exploration activities in Uganda and corporate administration." Please describe and quantify these "major cash commitments" and explain how you intend to fund these commitments during the next fiscal year.

2.   Please include in your discussion of liquidity and capital resources, disclosures describing the subsequent collection in November 2009 of the RmB 10,000,000 related to the sale of Long Teng and its impact on your liquidity condition to comply with Item 303(a)(1) of Regulation S-K and Instructions 2 and 5 to paragraph 303(a) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

3.   We note that while you have presented financial statements covering each of the last three years and the cumulative period, your auditors have not referred to the year ended July 31, 2007 in either the scope or opinion paragraphs of their report. If you intend to present the financial information for this period on an audited basis, you should make arrangements to obtain and file in an amendment to your Form 10-K an audit report that makes reference to this period to comply with Rule 2-02(a) of Regulation S-X. Otherwise, you should revise your filing to label all columns of financial data corresponding to the activity of 2007 as unaudited.

4.   We note that in extending audit coverage to the cumulative information your auditors make reference to other auditors in their report as it pertains to the period from August 1, 2002 to July 31, 2005. Under these circumstances you need to obtain a reissuance of audit opinions from all auditors whose work is being relied upon, whether by your current auditors or prior auditors if they too have placed such reliance on auditors who preceded them, in extending audit coverage to the cumulative information. These earlier audit opinions would need to be filed in an amendment to your Form 10-K to comply with Rule 2-05 of Regulation S-X.

        If you are unable to obtain permission from these prior auditors, you may have the entire cumulative period audited by your current auditor, or you may label all of the corresponding disclosure in your filing as unaudited. Under either of these scenarios you will need to obtain and file an audit opinion from your current auditors that reflects appropriate language, either without placing reliance on the work of other auditors if they audit the cumulative information, or without identifying the cumulative period as audited, as applicable.

Statement of Stockholders' Equity, page 39

5.   Please modify your Statement of Stockholders' Equity to include activity for the periods from August 1, 2002 to July 31, 2005, including balances at each fiscal year-end, to comply with FAB ASC paragraph 915-215-45-1.

Note 1 – Summary of Significant Accounting Policies, page 43

Mineral Properties and Exploration Expenses

6. We understand from your accounting policy disclosures that you expense acquisition costs of mineral properties as they are incurred. The costs of acquiring mineral properties and mineral rights would ordinarily need to be capitalized (and subject to periodic impairment testing) to comply with FASB ASC Subtopic 930-360 and Section 930-805-30. Tell us why you believe this guidance does not apply to you. Please submit a schedule which quantifies the acquisition costs that have been expensed for each annual and subsequent interim period. And for each of these transactions, identify the mineral interests or rights obtained and indicate whether these continue to be held, have expired, or were subsequently sold; please include all transaction dates and terms.

Note 4 – Mineral Properties and Joint Ventures, page 49

7. We understand that in May 2008 you modified your joint venture agreements with the Geological Brigade Team 209 to exchange your 90% interest in Yunnan Western Mining Co., Ltd. for an additional 10% interest in Yunnan Long Teng Mining Ltd. Please describe your accounting for each of the interests described prior to and in recording this transaction; quantify the values ascribed to the interests exchanged and explain how these were determined.

8. We have read your disclosures related to the sale of Yunnan Long Teng Mining Ltd. ("Long Teng") and would like you to address the following points:

    •   On page 41, you indicate that through July 31, 2009, you received $1,234,000 in proceeds from the sale of Long Teng. However, on your Statement of Cash Flows, you indicate that only $781,242 has been collected, while on page 23 you state that only $476,000 has been received. Please explain and resolve these inconsistencies.

    •   On page 45 you explain that as of July 31, 2007, you designated all of your assets in China as held for sale and wrote them down to zero. Given that you were able to negotiate and complete a sale of these assets for $3 million in May 2008, please disclose how you determined that the fair value of these assets was zero as of July 31, 2007, and describe any changes in factors bearing upon their value, with details sufficient to understand why you were previously unable to properly assess their value. Please also identify the assets that were included in the write down and subsequent sale.

- We note that you present the gain on the sale of Long Teng net of bad debt provisions on a single line within the 2008 column of your Statement of Operations, while presenting the gross amounts of the gain and provision on separate lines within the inception to date columns. We believe you should employ a consistent manner of presenting the gain and bad debt expense and do not see your support for the net reporting of these amounts.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief